SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 2)

            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     of the Securities Exchange Act of 1934

                            FIVE STAR PRODUCTS, INC.
                       (Name of Subject Company (Issuer))

                            FIVE STAR PRODUCTS, INC.
                      (Names of Filing Persons (Offerors))

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    33831M107
                      (CUSIP Number of Class of Securities)

                               Andrea Kantor, Esq.
                       Vice President and General Counsel
                            Five Star Products, Inc.
                             777 Westchester Avenue
                          White Plains, New York 10604
                                 (914) 249-9700
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                   Communications on Behalf of Filing Persons)

                                    Copy To:
                            Michael D. Schwamm, Esq.
                                Duane Morris LLP
                              380 Lexington Avenue
                            New York, New York 10168
                                 (212) 692-1000

                            CALCULATION OF FILING FEE
-------------------------------------------- ---------------------------------
      Transaction Valuation *                          Amount of Filing Fee
-------------------------------------------- ---------------------------------
-------------------------------------------- ---------------------------------
             $1,250,000                                       $158.38
-------------------------------------------- ---------------------------------

* For purposes of calculating Amount of Filing Fee only. The amount assumes the purchase of 5,000,000 shares of common stock, par value $0.01 per share of Five Star Products, Inc. at a price per share of $0.25 in cash

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:  $133.04             Form or Registration No.:
                                                 Schedule TO-I
  Filing Party:  Five Star Products, Inc.      Date Filed:  February 6, 2004

  Amount Previously Paid:  $25.34              Form or Registration No.:
                                                 Schedule TO-I (amendment no. 1)
  Filing Party:  Five Star Products, Inc.      Date Filed:  March 17, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.

         [X] issuer tender-offer subject to Rule 13e-4.

         [ ] going private transaction subject to Rule 13e-3.

         [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 6, 2004 and amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 17, 2004 (collectively, the "Schedule TO") relating to an issuer tender offer by Five Star Products, Inc., a Delaware corporation (the "Company"), to purchase up to 5,000,000 of its common shares, par value $0.01 per share, at a price of $0.25 per share, net to the seller in cash, without interest. The Company's tender offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 2004 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This tender offer statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended. The purpose of this Amendment No. 2 is to report the results of the offer.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4.  TERMS OF THE TRANSACTION.

The tender offer expired at 5:00 p.m., New York City time, on Wednesday, March 31, 2004. Based on the final tabulation by the depositary for the tender offer,2,647,790 shares of common stock were properly tendered and not withdrawn. Accordingly, the Company will purchase all of the shares properly tendered and wiithdrawn.

ITEM 11.  ADDITIONAL INFORMATION.

On April 6, 2004, the Company issued a press release announcing the final results of the tender offer, which expired on March 31, 2004 . A copy of this press release is filed as Exhibit (a)(1)(xi) to the Schedule TO and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         (a)(1)(i) Offer to Purchase, dated February 6, 2004.*

         (a)(1)(ii) Letter of Transmittal, including Certification of Taxpayer Identification Number on Form W-9*

         (a)(1)(iii) Notice of Guaranteed Delivery*

         (a)(1)(iv) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

         (a)(1)(v) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

         (a)(1)(vi) Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks and Trust Companies.*

         (a)(1)(vii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

         (a)(1)(viii) Letter to Stockholders of Company, dated February 6, 2004 from Charles Dawson, President of the Company*

         (a)(1)(ix) Press Release, dated February 6, 2004, issued by the
Company*

         (a)(1)(x) Press Release, dated March 17, 2004, issued by the Company*

         (a)(1)(xi) Press Release, dated April 6, 2004, issued by the Company**

         (b) None.

         (c) None.

         (d) Agreement, dated as of January 22, 2004, between the Company and GP Strategies.*

         (e) None.

         (f) None

         (g) None.

         (h) None.

------------------

*    Previously filed
**  Filed herewith



                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2004

                                        FIVE STAR PRODUCTS, INC.


                                        By:
                                            --------------------------------
                                              Charles Dawson
                                                 President

                                             EXHIBIT INDEX
                                        (Item 12 Exhibits)




Exhibit
Number            Exhibit Name

99(a)(1)(i)    Offer to Purchase, dated February 6, 2004.*

99(a)(1)(ii)   Letter of Transmittal, including Certification of Taxpayer
               Identification Number on Form W-9.*

99(a)(1)(iii)  Notice of Guaranteed Delivery.*

99(a)(1)(iv)   Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.*

99(a)(1)(v)    Letter to Clients for Use by Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.*

99(a)(1)(vi)   Instruction Form for Shares Held by Brokers, Dealers, Commercial
               Banks and Trust Companies. *

99(a)(1)(vii)  Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.*

99(a)(1)(viii) Letter to Stockholders of Company, dated February 6, 2004 from
               Charles Dawson, President of the Company.*

99(a)(1)(ix)   Press Release. dated February 6, 2002, issued by the Company.*

99(a)(1)(x)    Press Release, dated March 17, 2004, issued by the Company*

99(a)(1)(xi)   Press Release, dated April 6, 2004, issued by the Company**

99(d) Agreement, dated as of January 22, 2004, between the Company and GP Strategies.*

------------------

*    Previously filed
**  Filed herewith